

Statement to Certificateholder

Distribution Information	**Deal Information**

Distribution Information

1. Distribution Summary

2. Factor Summary

3. Components Information   *(Not Applicable)*

4. Interest Summary

5. Other Income Detail   *(Not Applicable)*

6. Interest Shortfalls, Compensation and Expenses

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts   *(Not Applicable)*

8. Collateral Summary

9. Repurchase Information

10. Loan Status Report (Delinquencies)

11. Deal Delinquencies (30 Day Buckets)

12. Loss Mitigation and Servicing Modifications

13. Losses and Recoveries

14. Credit Enhancement Report   *(Not Applicable)*

15. Distribution Percentages

16. Overcollateralization Summary   *(Not Applicable)*

17. Excess Cash Flow, Overcollateralization
    Provisions and Derivative Amounts   *(Not Applicable)*

18. Performance Tests

19. Lender Paid Mortgage Insurance   *(Not Applicable)*

20. Comments

Deal Information

Deal Name:	Residential Funding Mtg Sec I, 2006-S3
Asset Type:	Mortgage Pass-Through Certificates
Closing Date:	03/30/2006
First Distribution Date:	04/25/2006
Determination Date:	07/21/2006
Distribution Date:	07/25/2006
Record Date:	
Book-Entry:	06/30/2006
Definitive:	06/30/2006
Trustee:	Us Bank, Inc.
Main Telephone:	651-495-7000
GMAC-RFC	
Bond Administrator:	Jocelyn Manilay
Telephone:	818-260-1504
Pool(s) :	40314



Statement to Certificateholder

Residential Funding Mtg Sec I, 2006-S3
July 25, 2006

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional/ Principal Balance	Pass-Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	76111XN74	76,950,000.00	76,183,480.27	5.50000000	327,253.66	349,158.29	676,411.95	0.00	0.00	0.00	75,856,226.61
A-2	76111XN82	13,664,000.00	13,664,000.00	5.50000000	0.00	62,623.80	62,623.80	0.00	0.00	0.00	13,664,000.00
A-3	76111XN90	7,500,000.00	7,603,598.38	5.50000000	0.00	0.00	0.00	0.00	0.00	34,848.23	7,638,446.61
A-4	76111XP23	26,600,000.00	26,600,000.00	5.50000000	0.00	121,911.08	121,911.08	0.00	0.00	0.00	26,600,000.00
A-5	76111XP31	41,136,000.00	41,039,008.18	5.50000000	32,626.51	188,086.84	220,713.35	0.00	0.00	0.00	41,006,381.67
A-6	76111XP49	7,000,000.00	5,402,139.66	5.50000000	110,088.71	0.00	110,088.71	0.00	0.00	24,758.67	5,316,809.62
A-7	76111XP56	117,000,000.00	114,643,032.57	5.50000000	410,221.69	525,423.17	935,644.86	0.00	0.00	0.00	114,232,810.88
A-8	76111XP64	18,750,000.00	18,605,652.93	5.50000000	48,555.20	85,272.00	133,827.20	0.00	0.00	0.00	18,557,097.73
A-9	76111XP72	10,450,000.00	10,594,347.07	5.50000000	0.00	0.00	0.00	0.00	0.00	48,555.20	10,642,902.27
A-10	76111XP80	5,895,000.00	5,895,000.00	5.50000000	0.00	27,017.51	27,017.51	0.00	0.00	0.00	5,895,000.00
A-P	76111XP98	163,797.14	163,155.40	0.00000000	247.05	0.00	247.05	0.00	0.00	0.00	162,908.35
A-V	76111XQ22	337,775,843.62 [1]	333,033,635.57 [1]	0.54201952	0.00	150,418.72	150,418.72	0.00	0.00	0.00	332,203,749.91 [1]
R	76111XQ30	100.00	0.00	5.50000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-1	76111XQ48	7,262,200.00	7,246,877.84	5.50000000	5,191.36	33,213.34	38,404.70	0.00	0.00	0.00	7,241,686.48
M-2	76111XQ55	2,026,700.00	2,022,423.97	5.50000000	1,448.79	9,269.02	10,717.81	0.00	0.00	0.00	2,020,975.18
M-3	76111XQ63	1,351,200.00	1,348,349.17	5.50000000	965.90	6,179.65	7,145.55	0.00	0.00	0.00	1,347,383.27
B-1	76111XQ71	675,600.00	674,174.58	5.50000000	482.95	3,089.83	3,572.78	0.00	0.00	0.00	673,691.63
B-2	76111XQ89	675,600.00	674,174.58	5.50000000	482.95	3,089.83	3,572.78	0.00	0.00	0.00	673,691.63
B-3	76111XQ97	675,646.48	674,220.97	5.50000000	482.99	3,090.04	3,573.03	0.00	0.00	0.00	673,737.98
Deal Totals		**337,775,843.62**	**333,033,635.57**		**938,047.76**	**1,567,843.12**	**2,505,890.88**	**0.00**	**0.00**	**108,162.10**	**332,203,749.91**

[1].Notional Balance



Statement to Certificateholder

Residential Funding Mtg Sec I, 2006-S3
July 25, 2006

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	76111XN74	990.03872995	4.25280910	4.53746966	8.79027875	0.00000000	0.00020780	985.78592086
A-2	76111XN82	1,000.00000000	0.00000000	4.58312354	4.58312354	0.00000000	0.00021004	1,000.00000000
A-3	76111XN90	1,013.81311733	0.00000000	0.00000000	0.00000000	4.64643067	0.00021333	1,018.45954800
A-4	76111XP23	1,000.00000000	0.00000000	4.58312331	4.58312331	0.00000000	0.00020977	1,000.00000000
A-5	76111XP31	997.64216696	0.79313764	4.57231719	5.36545483	0.00000000	0.00020955	996.84902932
A-6	76111XP49	771.73423714	15.72695857	0.00000000	15.72695857	3.53695286	0.00016143	759.54423143
A-7	76111XP56	979.85497923	3.50616829	4.49079632	7.99696462	0.00000000	0.00020573	976.34881094
A-8	76111XP64	992.30148960	2.58961067	4.54784000	7.13745067	0.00000000	0.00020853	989.71187893
A-9	76111XP72	1,013.81311675	0.00000000	0.00000000	0.00000000	4.64643062	0.00021244	1,018.45954737
A-10	76111XP80	1,000.00000000	0.00000000	4.58312299	4.58312299	0.00000000	0.00021035	1,000.00000000
A-P	76111XP98	996.08210497	1.50826809	0.00000000	1.50826809	0.00000000	0.00000000	994.57383688
A-V	76111XQ22	985.96048788	0.00000000	0.44532113	0.44532113	0.00000000	0.00002040	983.50357548
R	76111XQ30	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M-1	76111XQ48	997.89014899	0.71484674	4.57345433	5.28830107	0.00000000	0.00020930	997.17530225
M-2	76111XQ55	997.89015148	0.71485173	4.57345438	5.28830611	0.00000000	0.00020723	997.17529975
M-3	76111XQ63	997.89014950	0.71484606	4.57345323	5.28829929	0.00000000	0.00020722	997.17530343
B-1	76111XQ71	997.89014210	0.71484606	4.57346063	5.28830669	0.00000000	0.00020722	997.17529603
B-2	76111XQ89	997.89014210	0.71484606	4.57346063	5.28830669	0.00000000	0.00020722	997.17529603
B-3	76111XQ97	997.89015403	0.71485609	4.57345682	5.28831291	0.00000000	0.00020721	997.17529795

Deal Factor :	98.35035755%



4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	06/01/2006	06/30/2006	30/360	76,183,480.27	5.50000000	349,174.28	0.00	0.00	15.99	0.00	349,158.29	0.00
A-2	06/01/2006	06/30/2006	30/360	13,664,000.00	5.50000000	62,626.67	0.00	0.00	2.87	0.00	62,623.80	0.00
A-3	06/01/2006	06/30/2006	30/360	7,603,598.38	5.50000000	34,849.83	0.00	34,848.23	1.60	0.00	0.00	0.00
A-4	06/01/2006	06/30/2006	30/360	26,600,000.00	5.50000000	121,916.67	0.00	0.00	5.58	0.00	121,911.08	0.00
A-5	06/01/2006	06/30/2006	30/360	41,039,008.18	5.50000000	188,095.45	0.00	0.00	8.62	0.00	188,086.84	0.00
A-6	06/01/2006	06/30/2006	30/360	5,402,139.66	5.50000000	24,759.81	0.00	24,758.67	1.13	0.00	0.00	0.00
A-7	06/01/2006	06/30/2006	30/360	114,643,032.57	5.50000000	525,447.23	0.00	0.00	24.07	0.00	525,423.17	0.00
A-8	06/01/2006	06/30/2006	30/360	18,605,652.93	5.50000000	85,275.91	0.00	0.00	3.91	0.00	85,272.00	0.00
A-9	06/01/2006	06/30/2006	30/360	10,594,347.07	5.50000000	48,557.42	0.00	48,555.20	2.22	0.00	0.00	0.00
A-10	06/01/2006	06/30/2006	30/360	5,895,000.00	5.50000000	27,018.75	0.00	0.00	1.24	0.00	27,017.51	0.00
A-V	06/01/2006	06/30/2006	30/360	333,033,635.57 [1]	0.54201952	150,425.61	0.00	0.00	6.89	0.00	150,418.72	0.00
M-1	06/01/2006	06/30/2006	30/360	7,246,877.84	5.50000000	33,214.86	0.00	0.00	1.52	0.00	33,213.34	0.00
M-2	06/01/2006	06/30/2006	30/360	2,022,423.97	5.50000000	9,269.44	0.00	0.00	0.42	0.00	9,269.02	0.00
M-3	06/01/2006	06/30/2006	30/360	1,348,349.17	5.50000000	6,179.93	0.00	0.00	0.28	0.00	6,179.65	0.00
B-1	06/01/2006	06/30/2006	30/360	674,174.58	5.50000000	3,089.97	0.00	0.00	0.14	0.00	3,089.83	0.00
B-2	06/01/2006	06/30/2006	30/360	674,174.58	5.50000000	3,089.97	0.00	0.00	0.14	0.00	3,089.83	0.00
B-3	06/01/2006	06/30/2006	30/360	674,220.97	5.50000000	3,090.18	0.00	0.00	0.14	0.00	3,090.04	0.00
Deal Totals				**332,870,480.17**		**1,676,081.98**	**0.00**	**108,162.10**	**76.76**	**0.00**	**1,567,843.12**	**0.00**

1.Notional Balance



6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non-Recoverable Advances
	(1)	(2)	(3)			Subservicer	Master Servicer	Subservicer	Master Servicer		
Deal Totals	456.73	456.73	0.00	1	76.77	69,369.95	21,965.50	19,878.20	0.00	0.00	0.00

8. Collateral Summary

A. Loan Count and Balances

	Original Loan Count/ Scheduled Principal Balance		Beginning Loan Count/ Scheduled Principal Balance		Curtailments		Payoffs		Total Repurchases		Principal Portion of Losses		Ending Loan Count/ Scheduled Principal Balance	
	Count	Balance	Count	Balance	Count	Amount	Count	Amount	Count	Amount	Count	Amount	Count	Balance
Deal Totals	717	337,775,843.62	710	333,033,635.57	139	91,257.33	1	500,000.00	0	0.00	0	0.00	709	332,203,749.91

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.36818764	6.36847509	355.06	354.49	6.03904842	6.03933669	6.03932504	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	2.11%	4.73%			4.06%


9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	700	328,913,043.99	0	0.00	0	0.00	0	0.00	0.00	700	328,913,043.99
30 days	8	2,778,339.41	0	0.00	0	0.00	0	0.00	0.00	8	2,778,339.41
60 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
90 days	1	512,366.51	0	0.00	0	0.00	0	0.00	0.00	1	512,366.51
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	709	332,203,749.91	0	0.00	0	0.00	0	0.00	0.00	709	332,203,749.91
Current	98.73%	99.01%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	98.73%	99.01%
30 days	1.13%	0.84%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.13%	0.84%
60 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
90 days	0.14%	0.15%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.14%	0.15%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	100.00%	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%



11. Delinquency Data

	Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance
1 Month	8 / 1.13%	2,778,339.41 / 0.84%	13 Months	0 / 0.00%	0.00 / 0.00%	25 Months	0 / 0.00%	0.00 / 0.00%	37 Months	0 / 0.00%	0.00 / 0.00%	49 Months	0 / 0.00%	0.00 / 0.00%
2 Months	0 / 0.00%	0.00 / 0.00%	14 Months	0 / 0.00%	0.00 / 0.00%	26 Months	0 / 0.00%	0.00 / 0.00%	38 Months	0 / 0.00%	0.00 / 0.00%	50 Months	0 / 0.00%	0.00 / 0.00%
3 Months	1 / 0.14%	512,366.51 / 0.15%	15 Months	0 / 0.00%	0.00 / 0.00%	27 Months	0 / 0.00%	0.00 / 0.00%	39 Months	0 / 0.00%	0.00 / 0.00%	51 Months	0 / 0.00%	0.00 / 0.00%
4 Months	0 / 0.00%	0.00 / 0.00%	16 Months	0 / 0.00%	0.00 / 0.00%	28 Months	0 / 0.00%	0.00 / 0.00%	40 Months	0 / 0.00%	0.00 / 0.00%	52 Months	0 / 0.00%	0.00 / 0.00%
5 Months	0 / 0.00%	0.00 / 0.00%	17 Months	0 / 0.00%	0.00 / 0.00%	29 Months	0 / 0.00%	0.00 / 0.00%	41 Months	0 / 0.00%	0.00 / 0.00%	53 Months	0 / 0.00%	0.00 / 0.00%
6 Months	0 / 0.00%	0.00 / 0.00%	18 Months	0 / 0.00%	0.00 / 0.00%	30 Months	0 / 0.00%	0.00 / 0.00%	42 Months	0 / 0.00%	0.00 / 0.00%	54 Months	0 / 0.00%	0.00 / 0.00%
7 Months	0 / 0.00%	0.00 / 0.00%	19 Months	0 / 0.00%	0.00 / 0.00%	31 Months	0 / 0.00%	0.00 / 0.00%	43 Months	0 / 0.00%	0.00 / 0.00%	55 Months	0 / 0.00%	0.00 / 0.00%
8 Months	0 / 0.00%	0.00 / 0.00%	20 Months	0 / 0.00%	0.00 / 0.00%	32 Months	0 / 0.00%	0.00 / 0.00%	44 Months	0 / 0.00%	0.00 / 0.00%	56 Months	0 / 0.00%	0.00 / 0.00%
9 Months	0 / 0.00%	0.00 / 0.00%	21 Months	0 / 0.00%	0.00 / 0.00%	33 Months	0 / 0.00%	0.00 / 0.00%	45 Months	0 / 0.00%	0.00 / 0.00%	57 Months	0 / 0.00%	0.00 / 0.00%
10 Months	0 / 0.00%	0.00 / 0.00%	22 Months	0 / 0.00%	0.00 / 0.00%	34 Months	0 / 0.00%	0.00 / 0.00%	46 Months	0 / 0.00%	0.00 / 0.00%	58 Months	0 / 0.00%	0.00 / 0.00%
11 Months	0 / 0.00%	0.00 / 0.00%	23 Months	0 / 0.00%	0.00 / 0.00%	35 Months	0 / 0.00%	0.00 / 0.00%	47 Months	0 / 0.00%	0.00 / 0.00%	59 Months	0 / 0.00%	0.00 / 0.00%
12 Months	0 / 0.00%	0.00 / 0.00%	24 Months	0 / 0.00%	0.00 / 0.00%	36 Months	0 / 0.00%	0.00 / 0.00%	48 Months	0 / 0.00%	0.00 / 0.00%	60+ Months	0 / 0.00%	0.00 / 0.00%



12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00



13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance



D. Default Percentages

Default Loss Percentage	1 Month	3 Months	6 Months	12 Months	Life of Deal
Monthly Default Rate	0.00%	0.00%			0.00 %
Constant Default Rate	0.00%	0.00%			0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$,where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	**3,916,369.00**	**3,377,758.00**	**100,000.00**



Statement to Certificateholder

Residential Funding Mtg Sec I, 2006-S3
July 25, 2006

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%	0.00000000%	96.20266084%	100.00000000%

	Ending Percentage
M-1	2.18096257%
M-2	0.60865259%
M-3	0.40578841%
Class M Total:	3.19540357%
B-1	0.20289421%
B-2	0.20289421%
B-3	0.20290817%
Class B Total:	0.60869659%



18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	False
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	False
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	False
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	False
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Trigger	False
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	False
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage > 2nd Scheduled Loss Percentage	False
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Trigger	False
60+ Delinq Balance OR Aggregate Loss Test	
Senior Accelerated Stepdown Trigger in effect?	False
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False
M-2, M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-2 Prepayment Distribution Trigger	False



M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-3 Prepayment Distribution Trigger	False
B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
B-2, B-3 BegBal/PoolBal	
Class B-2 Prepayment Distribution Trigger	False
B-3 BegBal/PoolBal	
Class B-3 Prepayment Distribution Trigger	False

20. Comments

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Funding Mtg. Securities I, 2006-S3
July 25, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	2,527,399.64
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	456.73
Total Deposits	2,527,856.37

Uses of Funds	Amount
Transfer to Certificate Account	2,505,890.88
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	21,965.50
Derivative Payment	N/A
Total Withdrawals	2,527,856.38
Ending Balance	0.00